news release

Zi Signs Licensing Agreement with Leadtek Research Inc. of Taiwan

eZiText to Be Deployed on Desktop Phones

Calgary, AB, Canada, October 22, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has signed a new licensing agreement for its innovative predictive text software, eZiText®, with Taiwanese research and development leader Leadtek Research Inc.

Leadtek is well known for combining graphic, computer and communication technologies for a variety of applications. Leadtek’s products are sold around the world and Zi will be supplying its predictive technology to Leadtek for use in desktop phones.

Under this new agreement, Zi will be receiving an upfront license fee plus a per-unit royalty for each terminal sold with eZiText.

Milos Djokovic, President and CEO of Zi Corporation, characterized the technology market in Asia as one of the fastest growing and most innovative markets in the world.

"The technology market in Asia is at the forefront of technological design and development, making it a highly competitive and desirable market in which to be a leader," Djokovic said. "This deal is great news for Zi and proves that our products are recognized as among the most innovative and forward looking in a market where users are continually looking to maximize the capabilities of their devices."

This new agreement follows other recent successes for Zi in Asia, including a license agreement with BCM Communication Co., Ltd. (BCM) for the integration of eZiText Chinese onto WiFi handsets.

Decuma handwriting recognition software has also been embedded this year by MediaTek, Inc., a global leader in consumer and communications integrated circuit solutions, into its platform to be marketed to handset manufacturers globally.

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About Zi Corporation

Zi Corporation (zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType® for keyboard prediction with auto-correction; eZiText for predictive text entry; Decuma® for predictive pen-input handwriting recognition; and Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Emma Tagg / Brian Dolby
emma@bcspr.co.uk / brian@bcspr.co.uk
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti (investors)
jill@allencaron.com

Len Hall (US business/financial media)
len@allencaron.com
+1 949 474 4300

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